September 3, 2019

Lisa N. Larkin Senior Counsel Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	A3 Alternative Credit Fund; File Nos. 333-231938 and 811-23447

Dear Ms. Larkin:

On June 4, 2019, A3 Alternative Credit Fund (the “Fund”) filed a registration statement on Form N-2 (the “Registration Statement”). The Fund has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the letter we received from you, dated June 24, 2019. On August 26, 2019, you provided additional comments to Andrew Davalla. Please find also below a reiteration of your comments and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on behalf of the Fund.

Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Comment 1.	Please file a pre-effective amendment to the Fund’s registration statement for Staff review.

Response:	The Fund will file a pre-effective amendment to the Fund’s registration statement for Staff review.

Comment 2.	Please tell us supplementally how much of the Fund’s assets will be invested in peer-to-peer loans. If more than 10% of the Fund’s net assets, the Staff may have additional comments.

Response:	The Fund will limit its direct investment in peer-to-peer loans to 10% of it assets. The following disclosure has been provided in the prospectus:

The Fund will limit its investment in loans originated through a peer-to-peer lending platform to no more than 10% of the its net assets.

 JoAnn.Strasser@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3265

Ms. Lisa N. Larkin

September 3, 2019 Page 2

Comment 3.	Please include disclosure regarding total return swaps and credit default swaps in the summary principal investment strategies section of the prospectus.

Response:	The requested revisions has been made as follows in the summary principal investment strategies section of the prospectus:

The Fund may also invest in a wide range of other U.S. and non-U.S. securities, derivatives and financial instruments that provide direct or indirect exposure to Credit Investments. These may include, but are not limited to U.S. and non-U.S. positions in:

•	total return swaps on corporate debt indices (including indices of high yield bonds and leveraged loans);

•	options on credit default swaps (“CDS”), CDS indices, or other debt indices;

•	treasury securities (long or short); and

asset-backed CDS indices (such as CMBX, long or short)

Comment 4.	Please confirm whether the Fund will invest in cryptocurrencies or blockchain.

Response:	The Fund will not invest in cryptocurrencies or blockchain.

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If you have any questions, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/Andrew Davalla
Andrew Davalla